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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management of
Centex Credit Corporation:

We have examined management's assertion about Centex Credit Corporation's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) (except for minimum servicing standards 1.4., III.3, III.4, V.3., and V.4., which apply only to those entities with service contracts covering escrow accounts and therefore are nonapplicable to Centex Credit Corporation) as of and for the year ended March 31, 1999 included in the accompanying management assertion. Management is responsible for Centex Credit Corporation's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Centex Credit Corporation's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Centex Credit Corporation's compliance with the minimum servicing standards.

In our opinion, management's assertion that Centex Credit Corporation complied with the aforementioned minimum servicing standards as of and for the year ended March 31, 1999 is fairly stated, in all material respects.

Arthur Anderson LLP

Dallas, Texas,
     August 2, 1999